UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D. C. 20549 FORM 11-K/A
| X |	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004.
| |	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to _______

Commission file number     1-8222

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
     EMPLOYEE SAVINGS AND INVESTMENT PLAN
(Full title of the Plan)

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
(Name of Issuer of Securities)

77 Grove Street, Rutland, Vermont            05701
(Address of Issuer's Principal Office)       (Zip Code)

Total Number of Pages in File:	13

CENTRAL VERMONT PUBLIC SERVICE CORPORATION EMPLOYEE SAVINGS AND INVESTMENT PLAN INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE DECEMBER 31, 2004 AND 2003

Schedules required under the Employee Retirement Income Securities Act of 1974, other than the schedules listed above, are omitted because of the absence of the conditions under which they are required.

Report of Independent Registered Public Accounting Firm

The Employee Savings & Investment Plan Committee
Central Vermont Public Service Corporation
Rutland, Vermont

We have audited the accompanying statements of net assets available for plan benefits of the Central Vermont Public Service Corporation Employee Savings and Investment Plan (the "Plan") as of December 31, 2004 and 2003 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Central Vermont Public Service Corporation Employee Savings and Investment Plan at December 31, 2004 and 2003, and the changes in its net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the 2004 basic financial statements taken as a whole. The 2004 information included in the supplemental schedule is presented for purposes of additional analysis and is not a required part of the 2004 basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The information in the supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2004 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2004 basic financial statements taken as a whole.

/s/ McSoley McCoy & Company

April 22, 2005 (except as to Note 8 which is as of June 21, 2005)

VT Reg. No. 92-349

CENTRAL VERMONT PUBLIC SERVICE CORPORATION EMPLOYEE SAVINGS AND INVESTMENT PLAN STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2004 AND 2003

	2004	2003
Investments, at fair value

Mutual Funds	$40,702,478	$34,600,412

Managed Income Portfolio	8,310,200	8,947,120

Central Vermont Pubic Service Corporation (common stock)	5,055,677	5,373,393

Other Common Stock	688,282	261,330

Money Market Funds	302,628	52,001

Participant Loans	1,139,329	1,087,072

Total Investments, at fair value	56,198,594	50,321,328

Other Receivables	28,988	284,242

Net Assets Available for Benefits	$56,227,582	$50,605,570
The accompanying notes are an integral part of these financial statements. Page 4 of 13
CENTRAL VERMONT PUBLIC SERVICE CORPORATION EMPLOYEE SAVINGS AND INVESTMENT PLAN STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
CONTRIBUTIONS
Employee	$2,925,311	$2,773,413
Employer	1,160,936	1,117,448
Rollovers	101,531	4,559
Total Contributions	4,187,778	3,895,420

INVESTMENT INCOME
Net Appreciation of Fair Value of Investments	2,866,818	8,196,806
Interest and Dividend Income	968,794	465,629
Net Investment Gain from Managed Income Portfolio	343,011	378,138
Administrative Expenses	(23,750)	(19,155)
Net Investment Gain	4,154,873	9,021,418

DISTRIBUTIONS
Benefit Payments	(2,663,227)	(3,284,673)
Loan Defaults	(57,412)	(44,052)
Total Distributions	(2,720,639)	(3,328,725)

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	5,622,012	9,588,113

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of Year	50,605,570	41,017,457
End of Year	$56,227,582	$50,605,570

The accompanying notes are an integral part of these financial statements. Page 5 of 13

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
EMPLOYEE SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 and 2003

Note 1 - Plan Description and Related Information

General - The purpose of the Central Vermont Public Service Corporation Employee Savings and Investment Plan (the Plan), a defined contribution plan, is to encourage savings and investments by eligible employees of Central Vermont Public Service Corporation and its affiliates (the Company) and to afford additional security for their retirement. The Plan became effective January 1, 1985. More complete information regarding the Plan's provisions may be found in the plan document.

Contributions - Employees are eligible to join the Plan immediately upon hire. Employees electing to participate in the Plan make pre-tax contributions of at least 1 percent, but not more than 40 percent, of their compensation as defined by the Plan. The maximum pre-tax contribution for 2004 was $13,000. Employees who are age 50 and older could make pre-tax catch-up contributions up to a maximum of $3,000 in 2004. Catch-up contributions were ineligible for employer match. Employees can make post-tax contributions of at least 1 percent, but not more than 10 percent. Eligible employees are at all times 100 percent vested in their pre-tax and post-tax contribution account and in their matching employer contribution account. Employee contributions also include rollovers.

The Company's matching contribution is 100 percent of the first 4 percent of eligible pre-tax compensation, excluding overtime, contributed to the Plan by each participant per pay period. Participants are eligible for the matching contribution in the first pay period following their first anniversary date.

On December 29, 2004, members of the International Brotherhood of Electrical Workers Local 300 ratified the union employees' contract with the Company. The contract includes an increase in the Company's match for 401(k) contributions from 4 percent to 4.25 percent effective on January 1, 2007.

Participant Accounts - Each participant's account is credited with the participant's basic and any rollover or after-tax contributions and his or her allocation of (a) the Company's contribution; and (b) investment earnings attributable to such contributions. The allocation of the Plan's earnings is based on participants' account balances. Participants allocate contributions among the investment choices described in Note 5. Company contributions are automatically invested in accordance with the participant's investment direction for his or her account.

Payment of Benefits - Participants (or their beneficiaries) will be entitled to distribution of the full value of their Plan account (including their contributions, matching company contributions and investment earnings) upon retirement, death or other termination of employment with the Company or upon attainment of age 59 1/2. Any participant may withdraw from his or her account amounts contributed by the participant on an after-tax basis or amounts necessary to meet certain financial hardships. In addition, once per plan year, any person who has been a participant in the Plan for at least 60 months may withdraw all or a portion of his or her account attributable to Company matching contributions. Benefit distributions are made either as (a) a single lump-sum payment, (b) an annuity contract purchased from an insurance company, (c) quarterly or annual installments over a period not to exceed 10 years or (d) with respect to the Central Vermont Public Service Corporation Common Stock Fund, shares of the Company's common stock.

Participant Loans - Participants may borrow from their plan account balance. The maximum borrowings shall not exceed the lesser of $50,000 (reduced by the highest outstanding loan balance in the previous 12 months) or 50 percent of the value of the participant's account, subject to certain limitations. Participants may repay the loan through payroll deduction over a period of up to five years or up to 30 years if the loan is to purchase the participant's primary residence. The interest rates charged on loans outstanding as of December 31, 2004 and 2003 range from 6.25 percent to 10.0 percent and mature at various dates through 2034.

Plan Trustee - Fidelity Management Trust Company (Fidelity) became trustee of the Plan effective May 1, 2002.

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
EMPLOYEE SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 and 2003

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting - The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America. Contributions made by the Company are recognized by the Plan in the year the related participant's contribution is made. Administrative costs are recognized when incurred. Benefit distributions are recognized when made.

Investment Valuation and Income Recognition - Mutual Funds, managed income portfolio and Common Stock are stated at fair value. Participant loans are stated at cost, which approximates fair value. Purchases and sales of securities are recorded on the trade date. Interest from investments is recorded as earned on an accrual basis. Dividends are recorded on the ex-dividend date.

Risks and Uncertainties - The Plan provides for various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements.

Expenses - Brokerage commissions, registration charges and other expenses in connection with the purchase, sale or distribution of securities and other administrative costs for each investment fund, excluding a portion related to the Central Vermont Public Service Corporation Common Stock Fund (CVPS Common Stock Fund), will be paid out of the Plan's accounts to which such expenses are attributable. Administrative expenses related to the CVPS Common Stock Fund are paid by the plan participants. Fees related to the Plan as a whole are shared between participants and the Company.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications - Certain amounts in the 2003 financial statements have been reclassified in order to enhance comparison with the 2004 presentation.

Note 3 - Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it has the right to do so at any time. Contributions to the Plan in future years are subject to the applicable tax regulations and the discretion of the Company.

Note 4 - Income Taxes

The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA) and certain provisions of the Internal Revenue Code (IRC). The Plan is intended to qualify under Section 401(a) of the IRC and the Internal Revenue Service has issued a favorable determination letter, dated March 26, 1992, ruling that the Plan was designed in accordance with applicable IRC requirements as of the date of their letter. The Plan has been amended since receiving the determination letter and a new determination letter is pending. Plan management believes that the Plan is designed and is currently being operated in accordance with applicable IRC requirements and the Plan and related Trust continue to be tax exempt. Therefore no provision for income taxes has been included in the Plan's financial statements.

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
EMPLOYEE SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 and 2003

Note 5 - Investment Options

At December 31, 2004, participants can direct the investment of their Plan accounts to the following fund options:

Asset Allocation Mutual Funds (10 Funds) - The Fidelity Freedom Funds are life cycle or "asset allocation" mutual funds, designed to offer a simple approach to long-term retirement investing by automatically reallocating according to a specified target. Fidelity Freedom Funds offer a blend of stocks, bonds and short-term investments within a single fund that reduces investment risk over time as retirement approaches. The funds are designed for investors who don't want to go through the process of picking several funds from the three asset classes, but who still want to diversify among stocks, bonds and short-term investments.

Managed Income Fund - The Fidelity Managed Income Portfolio invests in investment contracts issued by insurance companies and other financial institutions and in fixed income securities.

Income Mutual Fund - The Fidelity Institutional Short-Intermediate Government Fund normally invests in at least 80 percent of total assets in U. S. Government or related securities and attempts to maintain a dollar-weighted averaged maturity between two and five years. The fund is managed to have similar overall interest rate risk to the Lehman Brothers 1-5 Year U. S. Government Bond Index.

Balanced Mutual Fund - The Fidelity Balanced Fund normally invests approximately 60 percent of assets in stocks and other equity securities and the remainder in bonds and other debt securities, including lower-quality debt securities, when the outlook for the markets is neutral. The fund may invest in securities of domestic and foreign issuers.

Other Mutual Funds (12 Funds):

Davis New York Venture Fund, Inc. - Class A - Primarily invests in stocks of large U. S. companies with a market capitalization of at least $10 billion, with prospects for long-term sustainable growth. The fund may also invest in smaller cap companies and in foreign securities, which involve greater risk.

Fidelity Blue Chip Growth Fund - Primarily invests in common stocks of well-known and established companies and normally invests at least 80 percent of the fund's total assets in blue chip companies. The fund may also invest in companies that are believed to have above-average growth potential. The fund may invest in securities of domestic and foreign issuers.

Fidelity Disciplined Equity Fund - Normally invests at least 80 percent of total assets in common stocks. The fund seeks to reduce the impact of industry weightings on the performance of the fund relative to the S&P 500. The fund may invest in securities of domestic and foreign issuers.

Fidelity Low-Priced Stock Fund - Normally invests at least 80 percent of total assets in low-priced common stocks, which can lead to investments in small and medium sized companies. The fund may potentially invest in stocks not considered low-priced. Investments in smaller companies may involve greater risk than those of larger, more well-known companies. The fund may invest in securities of domestic and foreign issuers. The fund may invest in growth or value stocks or both. This fund carries a short-term trading fee, which is charged to participants to discourage short-term buying and selling of fund shares. In 2004, this fund was closed to new investors.

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
EMPLOYEE SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 and 2003

Fidelity Mid-Cap Stock Fund - Normally invests at least 80 percent of total assets in common stocks of companies with medium market capitalizations. The fund may potentially invest in companies with smaller or larger market capitalizations. Investments in smaller companies may involve greater risks than those of larger, more well-known companies. The fund may invest in securities of domestic and foreign issuers. The fund carries a short-term trading fee, which is charged to participants to discourage short-term buying and selling of fund shares.

Fidelity Retirement Government Money Market Portfolio - Primarily invests at least 80 percent of its assets in U. S. Government securities and repurchase agreements for those securities. The fund may also enter into reverse repurchase agreements. An investment in this portfolio is not guaranteed or insured by the Federal Deposit Insurance Corporation or any other government agency.

Morgan Stanley Institutional Fund, Inc. - Small Company Growth Portfolio - Class B - Invests primarily in common stocks of small-sized domestic corporations and to a limited extent, foreign corporations. Investments are in companies that are believed to be underfollowed by market analysts and exhibit characteristics of superior growth prospects, accelerating returns or invested capital, sustainable competitive advantages and experienced and incentivized management teams.

Templeton Foreign Fund - Class A - Invests at least 80 percent of assets in equity securities in any foreign country, developed or developing. May invest a portion of assets in small cap stocks, and may hold significant positions in countries or industries. Foreign investments, especially those in emerging markets, involve greater risks and may offer greater potential returns than U. S. investments. These risks include political, social and economic uncertainties of foreign countries, as well as the risk of market and currency fluctuations.

USAA Nasdaq - 100 Index Fund - The fund typically invests at least 80 percent of its assets in the equity securities of companies composing the Nasdaq-100 Index.

Spartan U. S. Equity Index Fund - The fund invests at least 80 percent of its assets in common stocks included in the S&P 500 index, which broadly represents the performance of common stocks publicly traded in the United States.

The Oakman Fund Class 1 - Primarily invests in medium to large U.S. equity securities. The fund searches for companies selling at a discount as compared with their true underlying value.

American Beacon Small Cap Value Fund Plan Ahead Class - Invests at least 80 percent of total assets in equity securities of U. S. companies with market capitalizations of $2.6 billion or less at the time of investment. Investments may include common stocks, preferred stocks, securities convertible into common stocks and U. S. dollar denominated American Depository Receipts.

CVPS Common Stock Fund - Consisting of common stock of Central Vermont Public Service Corporation purchased on the open market. Units provide full voting rights and other rights of ownership for the participant. Any units held in this fund that are not voted by the participants are voted by the trustee in the same proportion as those units that are voted by the participants. Participants may choose to have dividend income automatically reinvested in new units at prevailing market prices or to receive the dividend in cash.

In early 2004, trading restrictions were implemented that restrict weekly contributions to the CVPS Common Stock Fund to 25 percent of a participant's contribution and restricts exchanges among funds to 25 percent. Any participant with a balance in the CVPS Common Stock Fund that is more than 25 percent of his or her market value may keep this in the fund, but if an exchange is made out of the fund, reducing that percentage, reinvestment into the fund will be limited to 25 percent of the total market value of other funds available for investment.

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
EMPLOYEE SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 and 2003

Brokerage Account - Participants in the Fidelity Brokerage Account decide how to invest the assets in their BrokerageLink account. Options include most listed stocks, options (if approved for options trading), corporate bonds, zero-coupon bonds, U. S. Treasury securities, mortgage securities and U. S. government agency bonds, certificates of deposit, unit investment trusts, foreign securities and other mutual funds (subject to plan limitations). There are additional fees for investing in a BrokerageLink account.

Note 6 - Investments

The fair market value of individual investments that represent five percent or more of the Plan's net assets available for benefits as of December 31, 2004 and 2003 are as follows:

	2004	2003

Fidelity Blue Chip Growth Fund	$10,153,589	$10,236,007
Fidelity Disciplined Equity Fund	8,479,747	7,829,265
Fidelity Managed Income Portfolio	8,310,200	8,947,120
Fidelity Balanced Fund	5,998,181	4,923,348
CVPS Common Stock Fund	5,055,677	5,373,393
Fidelity Mid-Cap Stock Fund	2,833,562	2,603,330
During 2004 and 2003, the Plan investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) as follows:
	2004	2003

Growth Mutual Funds	$2,333,104	$5,377,407
Balanced Mutual Fund	351,114	971,294
Asset Allocation Mutual Funds	185,942	284,405
Brokerage Account	92,568	33,305
Growth and Income Mutual Fund	28,973	57,487
CVPS Common Stock Fund	(105,550)	1,484,317
Income Mutual Fund	(19,333)	(11,409)
	$2,866,818	$8,196,806

Note 7 - Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions as the term is defined in section 3 (14) of ERISA. At December 31, 2004 and 2003, the Plan held common stock of the Company valued at $5,055,677 and $5,373,393, respectively. The market value of the CVPS Common Stock Fund represents 9 percent and 11 percent of net assets available for benefits at December 31, 2004 and 2003, respectively, which represents a concentration risk that could potentially expose the Plan. Central Vermont Public Service Corporation is the Plan Sponsor.

Note 8 - Subsequent Event

The market value of the CVPS Common Stock Fund has been impacted by adverse market reaction to the Company's recent credit rating downgrades by Standard & Poor's Ratings Services and Fitch Ratings in response to a March 29, 2005 Vermont Public Service Board rate order requiring the Company to provide customers with a rate refund of approximately $6.0 million in June 2005 and to reduce rates by 2.75 percent effective April 1, 2005. The CVPS Common Stock quoted market price at December 31, 2004 was $23.26 per share and at June 21, 2005 the quoted market price was $19.04 per share.

Plan No. 005
EIN 03-0111290

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
EMPLOYEE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2004

Identity of issue, borrower, lessor, or similar party	Units	Cost **	Current Value

     *Fidelity Freedom Income Fund
     *Fidelity Freedom 2000 Fund
     *Fidelity Freedom 2010 Fund
     *Fidelity Freedom 2015 Fund
     *Fidelity Freedom 2020 Fund
     *Fidelity Freedom 2025 Fund
     *Fidelity Freedom 2030 Fund
     *Fidelity Freedom 2035 Fund
     *Fidelity Freedom 2040 Fund
     *Fidelity Ret Gov't MM
     *Fidelity Managed Income Portfolio
     *Fidelity Institutional Short-Intermediate Government Fund
     *Fidelity Balanced Fund
       Spartan U.S. Equity Index Fund
       Davis New York Venture Fund, Inc. - Class A
     *Fidelity Blue Chip Growth Fund
     *Fidelity Disciplined Equity Fund
     *Fidelity Low-Priced Stock Fund
     *Fidelity Mid-Cap Stock Fund
       Morgan Stanley Institutional Fund, Inc. - Small Company Growth
           Portfolio - Class B
       Templeton Foreign Fund - Class A
       Oakmark Fund Class 1
       American Beacon Small Cap Value Fund Plan Ahead Class
       USAA Nasdaq - 100 Index Fund
     *Central Vermont Public Service Corporation
       Money Market Funds
     *Fidelity BrokerageLink

17,996.884
13,367.935
99,611.756
12,217.651
74,179.074
100.375
45,868.063
5.867
3,365.617
4.280
8,310,199.550
187,909.255
336,598.261
8,262.242
56,236.554
243,432.974
335,300.383
48,177.818
120,834.179

43,238.655
145,939.428
8,849.059
17,264.241
143,954.190
217,355.000
248,979.630
817,658.060

$202,825
161,485
1,356,712
135,005
1,035,540
1,131
645,822
67
27,834
4
8,310,200
1,815,203
5,998,181
354,120
1,725,900
10,153,589
8,479,747
1,939,157
2,833,562

519,729
1,795,055
369,625
343,731
732,727
5,055,677
248,979
       817,658

Fund Totals			$55,059,265

*LOANS TO PARTICIPANTS - Rate of Interest 6.25% to 10.0%		-	1,139,329

TOTAL INVESTMENTS			$56,198,594

Notes: * Party-in-interest ** Cost has been omitted as investments are participant directed. Page 11 of 13

SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Employee Savings and Investment Plan ("ESIP") Committee have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

CENTRAL VERMONT PUBLIC SERVICE CORPORATION EMPLOYEE SAVINGS AND INVESTMENT PLAN
By	/s/ Jean H. Gibson Senior Vice President, Chief Financial Officer, and Treasurer
Dated: June 24, 2005 Page 12 of 13

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference into Central Vermont Public Service Corporation's previously filed Form S-3 Registration Statement, File No. 333-57350 and Form S-8 Registration Statements, File No. 333-22741, No. 333-39664, No. 333-57001, No. 333-57005, No. 333-58102, No. 333-77217, and No. 333-102008 of our report dated April 22, 2005 appearing in this Annual Report on Form 11-K of the Central Vermont Public Service Corporation Savings and Investment Plan for the year ended December 31, 2004.

/s/ McSoley McCoy & Company

June 23, 2005
South Burlington, VT

VT Reg. No. 92-349